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Exhibit 20.1

INTRADO ANNOUNCES FOURTH QUARTER 2002 RESULTS

Fourth Quarter Earnings Per Diluted Share of $0.61;
$0.23 before Income Taxes

        January 31, 2003 (Longmont, Colo.)—Intrado Inc. (NasdaqNM: TRDO), the nation's leading provider of solutions that manage and deliver mission-critical information for telecommunications providers and public safety organizations, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2002.

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  For the three months ended December 31, 2002, the Company reported revenue of $29.7 million, up 16% from the $25.7 million for the same quarter last year.

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  Net income for the fourth quarter of 2002 was $9.7 million, or $0.61 per fully diluted share, compared to $1.9 million, or $0.11 per fully diluted share for the same period in 2001. Included in Q4 2002 net income is a tax benefit of $6.0 million, or $0.38 per share, resulting from the reversal of a previously recorded valuation allowance for deferred tax assets.

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  Net cash provided by operating activities for the quarter ending December 31, 2002, was $8.5 million, compared to $14.6 for the same period in 2001.

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  Free cash flow (cash from operations, less capital expenditures) for Q4 2002 was $4.3 million.

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  Intrado reiterates first quarter and full year 2003 guidance as previously released in December 2002.

        For the full year of 2002, the Company reported revenue of $108 million, up 38% from $78 million for 2001. Net income for fiscal 2002 was $11.1 million, or $0.67 per fully diluted share, compared to a net loss of $5.8 million, or $0.43 per fully diluted share, for 2001. Included in the full year results for 2002 is a tax benefit of $6.0 million, or $0.36 per share, as discussed above.

        "In this difficult macroeconomic environment, we are pleased with our continuing growth. Our core services are performing as anticipated, and we continue to pursue new business opportunities in safety and commercial applications," said George Heinrichs, president and chief executive officer of Intrado. "We expect difficult economic and sector conditions to persist in the near-term; however our long-term outlook remains positive. Although patience is appropriate, our markets, services and exceptional employees compel continuing optimism."

Quarterly Highlights

        During the fourth quarter of 2002,

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  Intrado added approximately nine million new telephone numbers to the IntelliBaseSM NRLLDB by signing several competitive local exchange carriers (CLECs) as Input Providers. IntelliBase NRLLDB now houses more than 40% of CLEC Access Lines.

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  The Company announced a three-year partnership with the United States Conference of Mayors (USCM) to promote the use of IntelliCastSM Target Notification services in cities throughout the United States. The USCM, the primary support arm of mayors in large and small cities for over 70 years, endorsed IntelliCast as part of its "Safe City" agenda.

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  The Company's Wireless Business Unit has now migrated more than half of its wireless E9-1-1 customers to Intrado's own Mobile Positioning Center (MPC) from third-party solutions, resulting in better customer service and increased revenue.

Business Unit Performance Summary

        Intrado provided the following fourth quarter and fiscal 2002 performance summary for each of its business units:

        ILEC Business Unit:    Revenue for the ILEC Business Unit declined to $14.9 million in the fourth quarter of 2002, down 2% from $15.2 million in the fourth quarter of 2001. For fiscal 2002, ILEC revenue was $55.3 million, representing a 23% increase over fiscal 2001.

        Wireless Business Unit:    Wireless Business Unit revenue for the fourth quarter of 2002 grew 122% to $8.0 million, up from $3.6 million in the fourth quarter of 2001. For fiscal 2002, Wireless revenue was $25.8 million, representing an increase of 133% over fiscal 2001.

        CLEC Business Unit:    The CLEC Business Unit reported $4.0 million in revenue for the fourth quarter of 2002, up 5% from $3.8 million reported in the fourth quarter of 2001. For fiscal 2002, CLEC revenue was $15.7 million, representing a 12% increase over fiscal 2001.

        Direct Business Unit:    Revenue for the Direct business unit was $2.7 million for the fourth quarter 2002, compared with $3.0 million for the same quarter last year, a 10% decline. For fiscal 2002, Direct revenue was $10.6 million, representing a 31% increase over fiscal 2001.

        Corporate:    Intrado finished the year with $12.9 million in cash, up $2.4 million from $10.5 million at September 30, 2002. The increase was primarily driven by cash flow provided from operations in the fourth quarter of $8.5 million, offset by ongoing investments in software development projects of $1.1 million and capital expenditures of $3.1 million.

        Free cash flow for the fourth quarter 2002 was a positive $4.3 million, and net free cash flow was a positive $2.4 million. Day's sales outstanding (DSOs) was 56 days at December 31, 2002.

        At the end of the fourth quarter 2002, Intrado had $4.5 million available under its revolving line of credit with GE Capital and an additional $2.0 million under existing capital lease facilities.

First Quarter 2003 Outlook

        The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from current expectations.

        Intrado's expectations for first quarter 2003 revenue range between $26.8 million and $28.7 million, reflecting normal seasonal revenue patterns for licensed products and other non-recurring revenue. First quarter 2003 expectations for net income range between $300,000 and $900,000. Gross margin is expected to be in the range of 42% to 44%, and effective tax rate is estimated at 38%. On a diluted basis, first quarter 2003 EPS is expected to range between $0.02 and $0.05 per share.

        Intrado expects to realize between $2.8 million and $3.5 million in cash from operations. Intrado anticipates that free cash flow will be approximately $2 million in the first quarter of 2002.

        Additionally, Intrado provided the following performance guidance for each of its traditional business units:

        ILEC Business Unit:    Expectations for the ILEC Business Unit's first quarter 2003 revenue range between $12.9 and $14.1 million. Total business unit costs and expenses are estimated to range between $7.4 and $8.0 million.

        Wireless Business Unit:    Outlook for the Wireless Business Unit's first quarter revenue ranges between $7.6 and $8.0 million. Total business unit costs and expenses are estimated to range between $6.1 and $6.3 million.

        CLEC Business Unit:    Outlook for the CLEC Business Unit's first quarter revenue is approximately $3.6 million. Total business unit costs and expenses are estimated to be approximately $1.7 million.

        Direct Business Unit:    Expectations for the Direct Business Unit's first quarter revenue are approximately $2.6 million in the first quarter. Total business unit costs and expenses are estimated to be approximately $3.0 million.

        New Products:    Expectations for new products revenue are approximately $200,000 in the first quarter. Total business unit costs and expenses are estimated to be approximately $1.0 million.

        Corporate:    Intrado expects its Corporate Support Unit's first quarter 2003 expenses to range between $6.7 million and $7.1 million.

        Intrado also reaffirmed full-year 2003 guidance as previously announced on December 20, 2002.

Realignment of Business Units

        Intrado recently modified its operational management structure in a manner that will alter its reportable business segments. Because investors are familiar with Intrado's historical structure, the Company provided fiscal 2002 results and 2003 guidance for each of its traditional business units. In the future, however, Intrado will begin to report segmented financial data in a manner that is consistent with its new operational structure.

Conference Call Webcast

        Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on Friday, January 31, 2002, at 4:30 p.m. ET, 2:30 p.m. MT, and 1:30 p.m. PT to discuss fourth quarter 2002 results. To participate, access the Company's Web site at www.intrado.com and click on the Intrado® Q4 Earnings Call Webcast button under the caption "Headlines."

About Intrado

        Founded in 1979, Intrado Inc. (NasdaqNM: TRDO) is pioneering the technology of Informed Response™ by providing telecommunications companies and public safety organizations with accurate, efficiently delivered, mission-critical information—enabling them to respond effectively, anywhere and anytime, regardless of location, device or protocol.

        The Company's unparalleled industry knowledge in systems engineering of complex, integrated data and telephony environments and critical operations management reduces the effort, cost and time associated with providing reliable communications information for 9-1-1, safety and commercial applications. Intrado recently received International Organization of Standardization (ISO) 9001-2000 certification. To receive Intrado press releases and Company updates via e-mail, please register at the Company's Web site: www.intrado.com.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

        The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including the following:

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  our reliance on large contracts from a limited number of significant customers and, especially in light of recent competitive pressures in the telecommunications industry, their ability to pay for our services;

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  fluctuations in quarterly operating results, including those that are due to adverse trends in the telecommunications industry, bankruptcy filings by WorldCom and other customers, and other factors that are beyond our control;

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  the amount of preferred stock that we will be required to issue and to redeem, as prescribed by the terms of our May 2001 acquisition of Lucent Public Safety Systems;

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  whether our investments in research and development will expand our service offerings and prove to be economically viable;

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  our ability to retain key executives, particularly George K. Heinrichs, our co-founder, President and Chief Executive Officer;

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  service and price competition from entities with substantially greater resources than us;

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  our ability to integrate businesses and assets that we may acquire, both domestically and internationally;

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  constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

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  our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers over a lengthy sales cycle;

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  our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and our IntelliCastSM Target Notification services, formerly known as Emergency Warning and Evacuation® or EWE®;

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  the unpredictable rate of adoption of wireless 9-1-1 services, including possible delays in the Federal Communications Commission's mandated deployment of Phase I and Phase II wireless location services;

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  the potential for liability claims, including product liability claims relating to our software;

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  technical difficulties and network downtime, including that caused by sabotage or unauthorized access to our systems; and

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  developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business.

        This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward- looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

        Michael D. Dingman, Jr.
        Chief Financial Officer
        Intrado Inc.
        720.494.6504 mdingman@intrado.com

INTRADO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands except per share data)
(unaudited)

	THREE MONTHS ENDED DECEMBER 31,		TWELVE MONTHS ENDED DECEMBER 31,
	2002	2001	2002	2001
REVENUE:
ILEC Business Unit	$14,914	$15,194	$55,266	$44,987
CLEC Business Unit	3,951	3,834	15,733	14,035
Wireless Business Unit	8,043	3,630	25,821	11,093
Direct Business Unit	2,721	3,016	10,594	8,072
Corporate Business Unit	109	—	300	—

Total revenue	29,738	25,674	107,714	78,187
COSTS AND EXPENSES:
ILEC Business Unit	7,575	6,301	26,549	22,549
CLEC Business Unit	1,144	1,439	5,278	5,393
Wireless Business Unit	4,283	3,561	14,609	11,631
Direct Business Unit	2,093	1,499	8,727	7,628
Corporate Business Unit	956	—	1,300	—
Sales and marketing	3,946	3,356	16,902	13,109
General and administrative	5,028	4,162	20,693	16,700
Asset Impairment	—	—	4,697	—
Research and development	742	3,141	2,769	6,423

Total operating expenses	25,767	23,459	101,524	83,433

INCOME (LOSS) FROM OPERATIONS	3,971	2,215	6,190	(5,246)
OTHER INCOME (EXPENSE):
Interest and other income	27	60	157	425
Interest and other expense	(324)	(407)	(1,291)	(1,005)

NET INCOME (LOSS) BEFORE INCOME TAXES	3,674	1,868	5,056	(5,826)
INCOME TAX BENEFIT	6,006	—	6,006	—

NET INCOME (LOSS)	$9,680	$1,868	$11,062	$(5,826)

NET INCOME (LOSS) PER SHARE:
Basic	$0.63	$0.13	$0.72	$(0.43)

Diluted	$0.61	$0.11	$0.67	$(0.43)

SHARES USED IN COMPUTING NET INCOME (LOSS) PER SHARE:
Basic	15,264,934	14,743,243	15,263,676	13,456,286

Diluted	15,951,157	17,025,761	16,550,623	13,456,286

INTRADO INC.
BALANCE SHEET
(dollars in thousands)
(Unaudited)

	December 31, 2002	December 31, 2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,895	$15,716
Accounts receivable, net	14,900	14,555
Unbilled revenue	6,165	84
Inventory	382	6,823
Prepaids and other	1,762	4,346
Deferred contract costs	3,196	1,472
Deferred income taxes—current portion	4,091	1,165

Total current assets	43,391	44,161

PROPERTY AND EQUIPMENT, net	30,277	17,584
GOODWILL AND OTHER INTANGIBLES	19,650	22,148
DEFERRED INCOME TAXES	7,505	2,911
DEFERRED CONTRACT COSTS	2,710	3,585
SOFTWARE DEVELOPMENT COSTS, net	11,760	3,907
OTHER ASSETS	676	1,139

Total assets	$115,969	$95,435

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$8,646	$14,432
Current portion of capital lease obligations	3,131	4,012
Current portion of note payable	917	—
Payable to Lucent	2,395	4,393
Deferred contract revenue	10,280	8,979

Total current liabilities	25,369	31,816

CAPITAL LEASE OLBIGATIONS, net of current portion	2,689	3,429
LINE OF CREDIT	8,000	2,000
OTHER ACCRUED LIABILITIES, net of current portion	1,424	1,270
NOTES PAYABLE, net of current portion	1,833	—
DEFERRED CONTRACT REVENUE	12,346	7,890

Total liabilities	51,661	46,405

STOCKHOLDERS' EQUITY
Common stock	15	15
Additional paid-in-capital	79,357	74,969
Common stock warrants	207	379
Treasury stock	(39)	(39)
Accumulated deficit	(15,232)	(26,294)

Total stockholders' equity	64,308	49,030

Total liabilities and stockholders' equity	$115,969	$95,435

INTRADO INC.
STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)
UNAUDITED

	THREE MONTHS ENDED DECEMBER 31,		TWELVE MONTHS ENDED DECEMBER 31,
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$9,680	$1,868	$11,062	$(5,826)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—
Depreciation and amortization	3,622	2,663	10,508	8,897
Tax benefit for stock option exercises	1,515	—	1,515	—
Asset impairment	—	—	4,697	—
Other adjustments	340	(17)	1,080	153
Change in—
Accounts receivable and unbilled revenue	(2,875)	7,690	(6,877)	(6,872)
Inventory	237	1,014	1,744	619
Prepaids and other	2,049	(717)	3,103	(839)
Deferred costs	119	1,362	(250)	262
Deferred tax asset	(7,520)	—	(7,520)	—
Accounts payable and accrued liabilities	(2,383)	(729)	(6,551)	3,764
Deferred revenue	3,713	1,454	5,758	6,599

NET CASH PROVIDED BY OPERATING ACTIVITIES	8,497	14,588	18,269	6,757
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(3,062)	(3,611)	(15,969)	(6,996)
Investment in TechnoCom	—	—	(500)	—
Sale of investments in marketable securities	—	—	—	7,000
Capitalized software development costs	(1,134)	(1,671)	(9,133)	(3,277)

NET CASH USED IN INVESTING ACTIVITIES	(4,196)	(5,282)	(25,602)	(3,273)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital lease obligations	(1,156)	(1,544)	(4,726)	(4,127)
Proceeds from line of credit	—	(1,954)	6,000	2,000
Proceeds from term loan	—	—	3,000	—
Repayments on note payable and Lucent inventory payable	(1,447)	—	(2,248)	—
Proceeds from equipment financing	—	—	—	1,624
Net proceeds from private placement	—	—	—	4,747
Proceeds received from employee stock purchase plan	419	445	979	609
Proceeds from exercise of stock options and warrants	288	1,907	1,507	2,343

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,896)	(1,146)	4,512	7,196
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,405	8,160	(2,821)	10,680
CASH AND CASH EQUIVALENTS, beginning of period	10,490	7,556	15,716	5,036

CASH AND CASH EQUIVALENTS, end of period	$12,895	$15,716	$12,895	$15,716

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES:
Property acquired with capital leases	$731	$2,730	$3,766	$2,919

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  Exhibit 20.1
INTRADO INC. CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands except per share data) (unaudited)
INTRADO INC. BALANCE SHEET (dollars in thousands) (Unaudited)
INTRADO INC. STATEMENTS OF CASH FLOWS (DOLLARS IN THOUSANDS) UNAUDITED